Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO THE MARKET

Itaú Unibanco wins Grand Prix for the Best Investor Relations Program and another six categories in the IR Magazine Awards 2014

The Bank also won the Publicly-Held Company Award of Apimec

Itaú Unibanco won in seven categories of the IR Magazine Awards Brazil 2014

•	Grand Prix for the best Investor Relations program (large cap);
•	Best use of technology (large cap);
•	Best teleconference;
•	Best meeting with investors (large cap);
•	Best annual report:
•	Best performance in investor relations in the 2005-2014 period; and
•	Best Investor Relations in the Financial Sector;

The award has been conferred for 10 years by the IR Magazine in partnership with the Brazilian Institute of Investor Relations (IBRI).  This is the result of a survey conducted by the Getúlio Vargas Foundation (FGV) with approximately 250 portfolio managers and investment analysts.

Itaú Unibanco unified three important reports of the bank in the Consolidated 2013 Annual Report, namely:  the Annual Report (containing sustainability indicators according to the GRI standard), the Form 20-F and the Debt Report. Additionally, we are one of the pilot companies in Brazil in the voluntary publication of the Integrated Report proposed by the International Integrated Reporting Council (IIRC), which integrates the information of the Consolidated Annual Report with the long-term view.

Seeking to always follow technological trends, we launched in 2013 a new multiplatform version of the Investor Relations website that was developed for the purpose of making access to the user’s interest content simpler and easier, allowing the information to be found in an intuitive manner.   With more light pages and more advanced technology, this new version allows the user to see the content more quickly, regardless of the type of device used (desktop, mobile and tablet).   In the financial sector, we were the first company to use Facebook and Twitter as instruments for disclosing information on the company.

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In 2013, we participated in 26 conferences and road shows in Brazil and abroad, and we held 22 Apimec (Association of Capital Market Investment Analysts and Professionals) meetings around Brazil, with the attendance of more than 4,000 people, strengthening our relationship with stockholders, analysts and investors in the capital markets and presenting the results and strategies of Itaú Unibanco. Additionally, we held, in February 2014, the 4th Itaú Unibanco Investors’ Day meeting in São Paulo, which is aimed at institutional investors and had the presence of our CEO and some of Itaú Unibanco’s leading executives and 86 analysts and investors.

Eight teleconferences were held in 2013, on the day after the quarterly disclosure of results, all broadcasted in real time and with access via telephone or the Internet, both in Portuguese and in English, totaling more than 2,000 participants from Brazil and more than 700 from abroad.

Last July, we also won, for the 6th time, the Publicly-Held Company Award – Category A, conferred by Apimec, related to 2013.

All these actions allowed Itaú Unibanco to be recognized, reinforcing our commitments to transparency, timeliness and relationship with all players on the capital markets and contributing to their dissemination.

São Paulo, July 24, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer